UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Modern Media Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

60765P103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60765P103

1.	Names of Reporting Persons Modern Media Sponsor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,075,000*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,075,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,075,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.6%
12.	Type of Reporting Person (See Instructions) OO

*	See Item 4.

CUSIP No. 60765P103

1.	Names of Reporting Persons Modern Media, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,075,000*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,075,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,075,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.6%
12.	Type of Reporting Person (See Instructions) OO

*	See Item 4.

CUSIP No. 60765P103

1.	Names of Reporting Persons Lewis W. Dickey, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,075,000*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,075,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,075,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.6%
12.	Type of Reporting Person (See Instructions) IN

*	See Item 4.

CUSIP No. 60765P103

1.	Names of Reporting Persons MIHI LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,075,000*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,075,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,075,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.6%
12.	Type of Reporting Person (See Instructions) OO

*	See Item 4.

CUSIP No. 60765P103

1.	Names of Reporting Persons Macquarie Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Sydney, New South Wales, Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,075,000*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,075,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,075,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.6%
12.	Type of Reporting Person (See Instructions) HC

*	See Item 4.

Item 1.

	(a)	Name of Issuer Modern Media Acquisition Corp.

	(b)	Address of Issuer’s Principal Executive Offices 3414 Peachtree Road, Suite 480 Atlanta, Georgia 30326

Item 2.

(a)

Name of Person Filing

This statement is filed by the individuals and entities listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Modern Media Sponsor, LLC

(ii)  Modern Media, LLC

(iii)  Lewis W. Dickey, Jr.

(iv) MIHI LLC

(v)   Macquarie Group Limited

(b)

Address of Principal Business Office or, if none, Residence

Modern Media Sponsor, LLC:

3414 Peachtree Road, Suite 480

Atlanta, Georgia 30326

Modern Media, LLC:

3414 Peachtree Road, Suite 480

Atlanta, Georgia 30326

Lewis W. Dickey, Jr.:

3414 Peachtree Road, Suite 480

Atlanta, Georgia 30326

MIHI LLC:

125 West 55th Street, L-22

New York, NY 10019-5369

Macquarie Group Limited:

50 Martin Place

Sydney, New South Wales, Australia

(c)

Citizenship

Modern Media Sponsor, LLC is a Delaware limited liability company.

Modern Media, LLC is a Georgia limited liability company.

Lewis W. Dickey, Jr. is a United States citizen.

MIHI LLC is a Delaware limited liability company.

Macquarie Group Limited is a Sydney, New South Wales, Australia corporation.

	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share

	(e)	CUSIP Number 60765P103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

As of December 31, 2018, the Reporting Persons may be deemed to beneficially own, in the aggregate, 5,075,000 shares of the Issuer’s Common Stock.

Modern Media Sponsor, LLC is 50% owned by MIHI LLC and 50% owned by Modern Media, LLC. MIHI LLC and Modern Media, LLC have shared voting and dispositive power with respect to the shares held by Modern Media Sponsor, LLC and, as such, may each be deemed to beneficially own the shares held by Modern Media Sponsor, LLC. Each of MIHI LLC and Modern Media, LLC disclaim such beneficial ownership except to the extent of their respective pecuniary interests therein.

Mr. Dickey owns 100% of Modern Media, LLC and, as such, Mr. Dickey may be deemed to beneficially own the Issuer’s shares beneficially owned by Modern Media, LLC or owned by Modern Media Sponsor, LLC. Mr. Dickey disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

MIHI LLC is a member managed limited liability company. Macquarie Group Limited, a publicly listed company in Australia, is the ultimate indirect parent of MIHI LLC and may be deemed to beneficially own the Issuer’s securities beneficially owned by MIHI LLC or owned by Modern Media Sponsor, LLC. Therefore, Macquarie Group Limited may be deemed to share beneficial ownership of all shares beneficially owned by MIHI LLC or owned by Modern Media Sponsor, LLC. Macquarie Group Limited expressly disclaims any such beneficial ownership, except to the extent of its pecuniary interest therein.

	(b)	Percent of class:

As of December 31, 2018, the Reporting Persons may be deemed to beneficially own, in the aggregate, 5,075,000 shares of the Issuer’s Common Stock, representing, in the aggregate, approximately 19.6% of the Issuer’s total Common Stock outstanding. The percentage of Common Stock held by the Reporting Persons is based on 25,875,000 shares of the Issuer’s Common Stock outstanding as of December 31, 2018.

	(c)	Number of shares as to which the person has:

Modern Media Sponsor, LLC

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	5,075,000
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	5,075,000

Modern Media, LLC

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	5,075,000
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	5,075,000

Lewis W. Dickey, Jr.

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	5,075,000
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	5,075,000

MIHI LLC

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	5,075,000
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	5,075,000

Macquarie Group Limited

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	5,075,000
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	5,075,000

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2019

MODERN MEDIA SPONSOR, LLC

/s/ Lewis W. Dickey, Jr.
Signature

Lewis W. Dickey, Jr., President
Name/Title

[Signature Page to Schedule 13G]

MODERN MEDIA, LLC

/s/ Lewis W. Dickey, Jr.
Signature

Lewis W. Dickey, Jr., Manager
Name/Title

[Signature Page to Schedule 13G]

LEWIS W. DICKEY, JR.

/s/ Lewis W. Dickey, Jr.
.

[Signature Page to Schedule 13G]

MIHI LLC

/s/ Larry Handen
Signature

Larry Handen, Vice President
Name/Title

/s/ Jin Chun
Signature

Jin Chun, Vice President
Name/Title

[Signature Page to Schedule 13G]

MACQUARIE GROUP LIMITED

/s/ Charles Glorioso
Signature

Charles Glorioso, Authorized Signatory
Name/Title

/s/ Gus Wong
Signature

Gus Wong, Authorized Signatory
Name/Title

[Signature Page to Schedule 13G]

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all subsequent amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Modern Media Acquisition Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 20, 2019.

[Signature Page Follows]

MODERN MEDIA SPONSOR, LLC

/s/ Lewis W. Dickey, Jr.
Signature

Lewis W. Dickey, Jr., President
Name/Title

[Signature Page to Joint Filing Agreement]

MODERN MEDIA, LLC

/s/ Lewis W. Dickey, Jr.
Signature

Lewis W. Dickey, Jr., Manager
Name/Title

[Signature Page to Joint Filing Agreement]

LEWIS W. DICKEY, JR.

/s/ Lewis W. Dickey, Jr.
Lewis W. Dickey, Jr.

[Signature Page to Joint Filing Agreement]

MIHI LLC

/s/ Larry Handen
Signature

Larry Handen, Vice President
Name/Title

/s/ Jin Chun
Signature

Jin Chun, Vice President
Name/Title

[Signature Page to Joint Filing Agreement]

MACQUARIE GROUP LIMITED

/s/ Charles Glorioso
Signature

Charles Glorioso, Authorized Signatory
Name/Title

/s/ Gus Wong
Signature

Gus Wong, Authorized Signatory
Name/Title

[Signature Page to Joint Filing Agreement]